FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 30, 2003

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES
RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2003
Management Policy
Operating Results and Financial Conditions
CANON INC. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date August 4, 2003
	By	/s/ Hiroyuki Yoshida (Signature)*
Hiroyuki Yoshida Manager, Finance Department Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2003

RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2003

July 31, 2003

CONSOLIDATED RESULTS FOR THE FIRST HALF

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual						Projected

	Six months	Six months			Six months	Year ended	Year ending
	ended June 30,	ended June 30,	Change(%)		ended June 30,	December 31,	December 31,	Change(%)
	2003	2002			2003	2002	2003

	(Unaudited)	(Unaudited)			(Unaudited)	(Audited)

Net sales	¥1,535,588	¥1,384,483	+	10.9	$12,796,567	¥2,940,128	¥3,180,000	+	8.2
Operating profit	215,974	140,028	+	54.2	1,799,783	346,359	444,000	+	28.2
Income before income taxes	215,506	127,195	+	69.4	1,795,883	330,017	440,000	+	33.3
Net income	127,767	73,205	+	74.5	1,064,725	190,737	263,000	+	37.9

Earnings per share:
— Basic	¥145.55	¥83.51	+	74.3	$1.21	¥217.56	¥299.37	+	37.6
— Diluted	143.99	82.46	+	74.6	1.20	214.80	—		—

	Actual

	As of	As of			As of	As of
	June 30,	June 30,	Change(%)		June 30,	December 31,
	2003	2002			2003	2002

	(Unaudited)	(Unaudited)			(Unaudited)	(Audited)

Total assets	¥3,120,088	¥2,764,509	+	12.9	$26,000,733	¥2,942,706

Stockholders’ equity	¥1,745,017	¥1,499,994	+	16.3	$14,541,808	¥1,591,950

Notes:	1.	Canon’s consolidated financial statements conform with accounting principles generally accepted in the United States of America.
	2.	U.S. dollar amounts are translated from yen at the rate of US$ = JPY 120, the approximate exchange rate on the Tokyo Foreign Exchange Marketas of June 30, 2003, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS FOR THE FIRST HALF

	(Millions of yen, except per share amounts)

	Actual				Actual	Projected

	Six months	Six months			Year ended	Year ending
	ended June 30,	ended June 30,	Change(%)		December 31,	December 31,	Change(%)
	2003	2002			2002	2003

	(Audited)	(Audited)			(Audited)

Net sales	¥946,551	¥808,357	+	17.1	¥1,789,005	¥1,977,000	+	10.5
Operating profit	154,391	89,851	+	71.8	237,193	—		—
Ordinary profit	164,293	93,698	+	75.3	240,983	325,000	+	34.9
Net income	128,775	58,479	+	120.2	144,185	227,000	+	57.4

Earnings per share	¥146.69	¥66.71	+	119.9	¥164.46	¥258.39	+	57.1
Dividend per share	15.00	12.50		—	30.00	30.00		—

	Actual				Actual

	As of	As of			As of
	June 30,	June 30,	Change(%)		December 31,
	2003	2002			2002

	(Audited)	(Audited)			(Audited)

Total assets	¥1,923,322	¥1,739,892	+	10.5	¥1,848,137

Stockholders’ equity	¥1,349,765	¥1,163,384	+	16.0	¥1,235,310

Canon Inc. Headquarter office	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan Phone: +81-3-3758-2111

Management Policy

Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Management objectives

Aiming to increase corporate value, Canon Inc. launched Phase II of its Excellent Global Corporation Plan in 2001. This five-year management initiative, which will conclude in 2005, targets the fulfillment of the following four conditions with the aim of completing Canon’s transition to a truly excellent global corporation:

1)	Securing the No. 1 position worldwide in all core business areas
2)	Building up R&D strength capable of continually creating new businesses
3)	Achieving a strong financial position
4)	Fostering a corporate culture whereby all employees work ardently to achieve the company’s goals

Mid- to long-term management strategies

In order to achieve the objectives above, we are executing the following mid- and long-term management strategies:

1)	Becoming No.1 in core businesses

Among our core businesses, we are already No. 1 worldwide in the areas of copying machines and laser beam printers. We intend, however, to create new business opportunities while also leading the way in expanding the color market through the active introduction of color copiers and color laser beam printers, developing the “print-on-demand” market with high-speed copiers, and promoting service businesses that offer document solutions.

With regard to digital cameras, we intend to leverage our expertise in optical and image-processing technologies to continuously launch competitive products, thereby supporting our goal of becoming a top manufacturer in terms of operational scale and profitability.

In the field of inkjet printers, we will continue to improve printing speeds while raising the level of photo-image quality. Moreover, from the second-half of this year, we will aggressively introduce digital cameras and printers that comply with an industry standard enabling any compliant printer to print directly from any compliant digital camera. In addition, by enhancing such products as photo-print software and paper, we will work to expand the home photo-printing market.

Canon is uniquely positioned as one of the few companies to possess world-leading technology for both cameras and photo-quality color printers. Fully utilizing this technological advantage and Canon’s high brand recognition, we are focusing our efforts on becoming No.1 in the home photo-printing market.

In the area of semiconductor production equipment, we have already introduced new products based on a new platform and aim to pursue the No. 1 position in the industry by continuously launching new products ahead of our competitors. Furthermore, in the aligner market for large LCD panels, where we maintain the No. 1 position, we will focus on product development in order to further expand our share.

2)	Strengthening R&D

To become No. 1 in our core businesses and create new areas of business, we will concentrate our efforts on strengthening the company’s R&D capabilities. In addition to bolstering product “engine” technologies, platform technologies, and common base technologies, we will also enhance our overseas R&D operations.

In order to speedup product development and curtail costs, we aim to realize “prototype-less design” through the effective utilization of 3D-CAD systems, eliminating, to the extent possible, physical prototypes from the design process.

3)	Achieving a strong financial position

We believe that the establishment of a healthy financial constitution is essential for the realization of continued corporate growth. While Canon Inc. has been actively strengthening its financial position, we will continue to promote cash-flow management to achieve financial strength befitting a truly excellent global company.

In addition to the management strategies outlined above, we will continue working to establish the “Three Regional Headquarters System” by enhancing the headquarters functions of Canon’s regional marketing headquarters in Europe and the Americas. We have also been actively reorganizing the Canon Group in Japan to achieve an optimal organization and bolster the competitive strength of each company, and will continue these initiatives. Overseas, we have reorganized our sales structure in South America and adopted a new streamlined sales organization in the EU that better accommodates market integration in the region. We are also keeping a close eye on developments in China and are strengthening our marketing structure there accordingly.

Other measures being undertaken to improve profitability for the Group include increasing the penetration and scale of worldwide production reform activities, optimizing production allocation based on a shift to China and Southeast Asia, reducing inventories and shortening production lead times through supply-chain management, and accelerating the in-house production of key components. Through these activities we will target growth for the Canon Group and seek to heighten Canon’s corporate value as represented by such financial indicators as ROA (Return on Assets) and ROE (Return on Equity).

Business challenges and countermeasures

One of the challenges that Canon faces is the establishment of stable business management that offers resilience against the influence of exchange rate fluctuations. With an overseas sales ratio of more than 70%, we are heavily exposed to this risk. For the short term, we will work to alleviate the impact of changes in exchange rates by shifting production overseas and by increasing the proportion of locally procured parts.

For the long term, we will establish product development operations in the United States and Europe, enabling each region—Japan, the Americas and Europe—to develop, produce and export its own products all over the world. Through the realization of international diversification across our production and marketing operations, we believe that the impact of exchange rate fluctuations can be minimized.

We also view environmental concerns as a management issue of extreme importance. From the product development stage through to production, sales, use, recovery and recycling, we focus our efforts on creating environmentally conscious products designed with energy savings, resource conservation, and the elimination of harmful substances in mind. In addition to the development of recycling systems and expansion of green procurement, we actively disclose environmental information and support local environmental activities.

Basic attitude in regard to corporate governance and state of implementation of related measures

Canon, recognizing the extreme importance of bolstering management supervision functions aimed at increasing management transparency and achieving management objectives, has been implementing various measures to improve its corporate governance. In this manner, we are striving to continuously elevate Canon’s corporate value.

1)	State of implementation of measures in regard to corporate governance

In addition to our board of directors and auditing system, Canon Inc. has also created an original internal auditing system for the further development of its corporate governance.

There are currently 24 directors on the company’s board. In order to realize a more streamlined and efficient management decision-making process, Canon does not adopt the outside director system. Under the current system, as a general rule, all matters of importance are actively discussed and decided at management meetings attended by all directors. Moreover, various cross-company management advisory committees have been established to address important management themes. Each committee serves to accelerate and rationalize the decision-making process while supplementing the business-division system and performing a checking function.

Canon’s board of corporate auditors consists of four-members, two of which are outside corporate auditors. In accordance with the board of corporate auditors’ auditing policies and their assigned duties, the members attend board of director meetings, listen to business reports from the directors and others, carefully examine documents related to important decisions, and conduct strict audits of the company’s business and its property.

Furthermore, the Corporate Audit Center, which serves as an internal auditing division, conducts inspections covering such areas as compliance, risk management and internal control systems, and then provides assessments and proposals. The various relevant administrative divisions also work very closely with the Corporate Audit Center to inspect such areas as quality, environment issues, information security and physical security.

The company has also established a code of conduct, which calls on all Canon group employees to strictly observe all laws as well as company rules and regulations. This Canon Code of Conduct Handbook, which is available in nine different languages, has been distributed to all employees to further raise awareness of compliance throughout the entire Canon group. A special administrative division has also been established to raise the effectiveness of these efforts.

Canon has made a practice of keeping shareholders and other investors abreast of management conditions through corporate policy briefings, quarterly announcements of operating results, and enhancement of the company’s Web site, and will continue to actively promote accurate and timely disclosure of information.

Through these measures, Canon will continue to strengthen corporate governance practices, based on zones of management with a strong sense of mission and ethics.

2)	Outline of relationship between the company and outside corporate auditors in regard to personal, capital, business relationships, and other interests.

Currently, there are no special interests between the company and its two outside corporate auditors.

3)	State of implementation of measures intended to improve and enhance the company’s corporate governance over the past year

To realize a management structure, capable of responding rapidly to changes in the business climate, Canon reduced the term of office for company directors from two years to one.

In order to meet calls to reinforce the independence of the accounting firm, internal regulations related to prior approval policies and procedures for both auditing and non-auditing operations were established in May of 2003. Under the system introduced, the board of corporate auditors must approve the content and related amount of contracts between the accounting firm and the company before they are entered into.

Basic policy in regard to profit distribution

With regard to profit distribution, Canon recognizes its dividend policy as one of the company’s most important management issues. For fiscal 2002, Canon increased its annual dividend from 25 yen per share in fiscal 2001, to 30 yen. This reflects the strong results we achieved for the year and appreciation for continued shareholder support. We intend to maintain stable dividend payments in the future, contingent upon the combination of consolidated financial performance, as well as capital requirements to fund future business expansion and improve profitability.

As for internal reserves, such funds will be used to support investment in current business expansion and new business cultivation, and repay debt in order to strengthen the company’s financial structure.

Attitude in regard to share trading unit

Currently, one trading unit, or round lot, for Canon’s stock on the Tokyo Stock Exchange consists of 1,000 shares. The Tokyo Stock Exchange has requested that some listed companies with a high stock price reduce the number of shares making up a trading unit with the aim of encouraging participation in the market by individual investors. While we appreciate that reduced-quantity round lots can increase liquidity and attract new investors, it is the company’s basic policy that the issue should be assessed in a prudent manner in accordance with future market demands. As we believe that Canon’s stock now enjoys a reasonable level of liquidity, the related costs of smaller round lot investment would not be justified at this time.

Operating Results and Financial Conditions

2003 First Half in Review

Looking back at the global economy in the first half of 2003, the U.S. economy showed sluggish growth in consumer spending and capital investment although signs of an economic upturn appeared during the latter half of the six-month period. The economies of Europe were relatively flat due to restrained exports resulting from the stagnant U.S. economy and the appreciation of the euro, while Asian economies achieved only moderate growth due to the adverse effects caused by the spread of Severe Acute Respiratory Syndrome (SARS). The Japanese economy remained flat, showing no signs of an upward trend in consumer spending and capital investment.

As for the markets in which the Canon Group operates, the digital camera market continued to show robust growth while digital copying machines and computer peripherals struggled amid severe price competition. In the field of optical equipment, the market for semiconductor-production equipment remained sluggish while the market for projection aligners used in the production of liquid crystal displays (LCDs) expanded, fueled by increased demand for LCD televisions. The average value of the yen for the half was ¥118.70 to the U.S. dollar and ¥131.46 to the euro, representing a year-on-year increase of 9% against the dollar, and decrease of 11% against the euro.

Amid these conditions, Canon’s consolidated net sales for the first half increased by 10.9% from the year-ago period to ¥1,535.6 billion (U.S.$12,797 million), boosted by a significant rise in sales of digital cameras, along with a recovery in sales of semiconductor-production equipment and laser beam printers, which had suffered a large drop in the first half of the previous year due to inventory adjustment by our OEM partner. On a half-year basis, net income recorded an all-time high of ¥127.8 billion (U.S.$1,065 million), a year-on-year increase of 74.5%. The gross profit ratio for the half was 50.5%, surpassing the 50% mark for the first time ever, representing a 3.5% improvement from the 47.0% mark achieved a year ago. This achievement was made possible through the company’s R&D reforms, which have supported the timely launch of competitive new products, and cost savings realized through sustained production reforms and the overseas shifting of production. Selling, general and administrative expenses rose 9.7% year on year for the first half which was within the increase of sales, as R&D expenditures increased by ¥15.1 billion (U.S.$126 million) to ¥125.7 billion (U.S.$1,048 million) along with increases in advertising and sales-promotion spending. Consequently, operating profit in the first half totaled ¥216.0 billion (U.S.$1,800 million), a substantial increase of 54.2%. Other income improved by ¥12.4 billion (U.S.$103 million) through reduced currency exchange losses. As a result, income before income taxes in the first half totaled ¥215.5 billion (U.S.$1,796 million), a year-on-year increase of 69.4%. At the end of March 2003, an amendment to the Japanese tax regulations was announced that would introduce an added value component and capital component standard to a portion of enterprise tax. As a result, the standard Japanese income tax rate will be reduced from the 2005 fiscal year. Although tax expenses increased temporarily following a reassessment of deferred tax assets and liabilities as a result of this amendment, with the increased tax credit for R&D expenses as well as the solid performance by the company’s overseas subsidiaries, the effective tax rate during the half decreased by 2.1% compared with the previous year. Consequently, net income in the first half of 2003 totaled ¥127.8 billion (U.S.$1,065 million), a year-on-year increase of 74.5%.

Basic earnings per share for the first half was ¥145.55 (U.S.$1.21), a year-on-year increase of ¥62.04 (U.S.$0.52).

Results by Product Segment

In the business machine segment, Canon’s powerful imageRUNNER(iR)-series lineup of digital networked black-and-white multifunction copying machines realized healthy sales growth worldwide. In particular, the low-end iR 1600 series continued to record strong sales during the term. Among digital networked color copying machines, the iR C3200/iR C3200N, released domestically at the end of last year, has been well received in both Japan and abroad, which also contributed to increased sales of office imaging products. Overall, sales of office imaging products for the half realized a year-on-year increase of 3.0%. In the field of computer peripherals, sales of laser beam printers, which had dropped significantly during the same period of the previous year due to inventory adjustment by our OEM partner, showed robust growth as a result of a recovery in orders. Sales of inkjet printers, however, dipped slightly despite continued favorable sales of the i550 and i850 models, and strong performances by such new products as the MultiPASS MP700/MP730 multifunction inkjet systems and the portable i70 color printer, reflecting stagnant market demand for personal computers and the effects of severe price competition. As a result, sales of computer peripherals in the first half increased by 11.5%. Sales of business information products, including computers, micrographics and calculators, decreased by 18.3% due to declining personal computer sales. Consequently, first half sales of business machines overall totaled ¥1,128.0 billion (U.S.$9,400 million), a

5.3% increase year on year. In addition to cost-cutting measures and the introduction of new price-competitive products, which contributed to a 4.4% improvement in the operating profit margin, a substantial increase in sales volume for laser beam printers boosted first-half operating profit by 33.5% year on year to ¥237.4 billion (U.S.$1,979 million). Beginning from the first quarter, Canon updated the breakdown of product categories comprising the business machines segment to better reflect present sales conditions. Accordingly, previous-year sales for each category have been restated to reflect the changes.

Within the camera segment, amid the continued strong demand for digital models worldwide, Canon launched in the first half of last year several new compact digital cameras to strengthen its line-up, including five new PowerShot-series models and two new Digital ELPH-series models, which have contributed to a significant increase in sales. The company’s digital SLR models also achieved strong sales growth, namely the EOS 10D, which was introduced as a more affordable model. Sales of conventional film cameras, however, continued to slip during the quarter amid the increasing popularity of digital models and price competition. Sales of digital video camcorders were healthy with the introduction of such new products as the mega-pixel model FV M10, which contributed to the realization of a strong product lineup. As a result, camera sales overall continued to show strong growth, reaching ¥283.8 billion (U.S.$2,365 million) for the first half, an increase of 34.3% from the year-ago period. Operating profit for the camera segment appreciably advanced 77.5% to ¥49.8 billion (U.S.$415 million), attributable to the rapid growth in sales of digital cameras and digital video camcorders, along with the effects of cost savings initiatives, which resulted in a 4.2% improvement in the operating income ratio.

In the optical and other products segment, despite the continued restrained capital spending for semiconductor production equipment by memory device manufacturers during the term, sales increased by 22.1% to ¥123.8 billion (U.S.$1,032 million), boosted by a substantial increase in sales of aligners for the production of LCDs, reflecting the shift from CRT computer displays to LCD monitors, along with the expansion of the LCD television market. Optical and other products, however, suffered an operating loss of ¥1.2 billion (U.S.$10 million) for the half, a slight improvement from the ¥8.5 billion operating loss recorded for the corresponding period of the previous year.

Cash Flows

In the first half of 2003, Canon maintained cash flows from operating activities of ¥228.3 billion (U.S.$1,903 million), a year-on-year increase of ¥25.4 billion (U.S.$212 million) for the period, reflecting substantial net income growth, as well as an increase in depreciation. Capital expenditure totaled ¥109.8 billion (U.S.$915 million), which was used mainly to expand production capabilities in both domestic and overseas regions. Cash flows from investing activities totaled ¥111.3 billion (U.S.$928 million), including a ¥12.7 billion (U.S.$106 million) outlay for the acquisition of Sumitomo Metal System Solutions Co. Ltd., now Canon System Solutions Inc. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled positive ¥117.0 billion (U.S.$975 million).

Cash flows from financing activities recorded an outlay of ¥46.7 billion (U.S.$389 million), mainly resulting from active efforts to repay short-term and long-term loans toward the goal of improving the company’s financial position. Consequently, cash and cash equivalents, which totaled ¥591.1 billion (U.S.$4,926 million), remained at a high level, representing a ¥69.9 billion (U.S.$582 million) increase from the end of the previous year.

Non-consolidated Results and Dividend

Canon Inc.’s non-consolidated net sales during the first half increased year on year by 17.1% to ¥946.6 billion (US$7,888 million), and ordinary profit also grew by 75.3% to ¥164.3 billion (US$1,369 million). Non-consolidated net income leaped 120.2% to ¥128.8 billion (US$1,073 million) owing to a temporary gain realized through exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the Employees’ Pension Fund.

The Board of Directors is planning to increase the interim dividend by ¥2.50 (US$0.02) on a year-on-year basis, to ¥15.00 (US$0.13) per share.

Outlook

Regarding the outlook for the global economy in the third quarter and thereafter, the U.S. economy is likely to realize a moderate recovery as personal consumption is expected to continue growing and business investment to gradually pick up. The Japanese economy is expected to remain sluggish owing to flat consumer spending and capital investment, and a decrease in exports. The economies of Europe will also probably show stagnant growth due to decreased exports influenced by the appreciation of the euro. In China and Southeast Asia, despite the effects of SARS, exports are expected to make a recovery and the economy will likely show steady growth.

In the businesses in which Canon is involved, the digital camera market is expected to continue enjoying rapid growth and stable demand is projected for full-color copying machines and laser beam printers. Within the semiconductor-production equipment market, a recovery in capital investment by memory device manufacturers is taking longer than was originally anticipated and orders are now expected to show signs of a turnaround sometime after next year.

Although uncertainty surrounds several factors that could affect currency exchange rates, significant changes in rates are not anticipated. The yen is expected to be slightly stronger against the U.S. dollar and weaker against the euro than during the previous year.

Upon considering the current market and currency exchange environments, the company has revised upward its forecasts for the 2003 fiscal year and now anticipates consolidated net sales of ¥3,180.0 billion (U.S.$26,500 million), consolidated income before income taxes of ¥440.0 billion (U.S.$3,667 million), and consolidated net income of ¥263.0 billion (U.S.$2,192 million). The company also projects non-consolidated net sales of ¥1,977.0 billion (U.S.$16,475 million), non-consolidated ordinary profit of ¥325.0 billion (U.S.$2,708 million), and non-consolidated net income of ¥227.0 billion (U.S.$1,892 million). These forecasts assume currency exchange rates of ¥118.00 to the U.S. dollar and ¥132.00 to the euro for the remainder of 2003.

Consolidated Outlook
Fiscal year

	Millions of yen

	Year ending
	December 31, 2003			Year ended
			Change	December 31, 2002	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)

Net sales	¥3,152,000	¥3,180,000	¥28,000	¥2,940,128	+	8.2%
Income before income taxes	410,000	440,000	30,000	330,017	+	33.3%
Net income	240,000	263,000	23,000	190,737	+	37.9%

Non-consolidated Outlook Fiscal year

	Millions of yen

	Year ending
	December 31, 2003			Year ended
			Change	December 31, 2002	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)

Net sales	¥1,947,000	¥1,977,000	¥30,000	¥1,789,005	+	10.5%
Ordinary profit	305,000	325,000	20,000	240,983	+	34.9%
Net income	220,000	227,000	7,000	144,185	+	57.4%

These reports contain forward-looking statements which reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

GROUP POSITION

1.	NUMBER OF GROUP COMPANIES

	June 30, 2003	December 31, 2002	Change

Subsidiaries	202	195	7
Affiliated Companies	20	19	1

Total	222	214	8

2.	GROUP STRUCTURE AND MAJOR GROUP COMPANIES

Notes:	1.	The companies with (*) are affiliated companies (equity method).
	2.	Following subsidiaries are listed on domestic stock exchange.
		Tokyo Stock Exchange (1st section): Canon Sales Co., Inc., Canon Electronics Inc., Canon Finetech Inc.
		JASDAQ: Canon Software Inc., Nisca Corporation.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1.	CONSOLIDATED STATEMENTS OF INCOME

Results for the second quarter

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
	June 30, 2003	June 30, 2002	Change(%)	June 30, 2003

	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	¥804,027	¥733,392	+9.6	$6,700,225
Cost of sales	399,109	389,717		3,325,908

Gross profit	404,918	343,675	+17.8	3,374,317
Selling, general and administrative expenses	306,351	268,198		2,552,925

Operating profit	98,567	75,477	+30.6	821,392
Other income (deductions):
Interest and dividend income	2,434	2,248		20,283
Interest expense	(1,404)	(1,698)		(11,700)
Other, net	(1,290)	(10,849)		(10,750)

	(260)	(10,299)		(2,167)

Income before income taxes	98,307	65,178	+50.8	819,225
Income taxes	37,585	22,320		313,208

Income before minority interests	60,722	42,858		506,017
Minority interests	4,556	1,307		37,967

Net income	¥56,166	¥41,551	+35.2	$468,050

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for three months ended June 30, 2003 and 2002 were JPY 75,969 million (U.S.$633,075 thousand) and JPY 13,470 million, respectively.

Results for the first half

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen

	Six months	Six months		Six months	Year ended
	ended	ended		ended	December 31,
	June 30, 2003	June 30, 2002	Change(%)	June 30, 2003	2002

	(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
Net sales	¥1,535,588	¥1,384,483	+10.9	$12,796,567	¥2,940,128
Cost of sales	759,714	734,221		6,330,950	1,540,097

Gross profit	775,874	650,262	+19.3	6,465,617	1,400,031
Selling, general and administrative expenses	559,900	510,234		4,665,834	1,053,672

Operating profit	215,974	140,028	+54.2	1,799,783	346,359
Other income (deductions):
Interest and dividend income	4,630	4,734		38,583	9,198
Interest expense	(2,650)	(3,482)		(22,083)	(6,788)
Other, net	(2,448)	(14,085)		(20,400)	(18,752)

	(468)	(12,833)		(3,900)	(16,342)

Income before income taxes	215,506	127,195	+69.4	1,795,883	330,017
Income taxes	82,801	51,539		690,008	134,703

Income before minority interests	132,705	75,656		1,105,875	195,314
Minority interests	4,938	2,451		41,150	4,577

Net income	¥127,767	¥73,205	+74.5	$1,064,725	¥190,737

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for six months ended June 30, 2003 and 2002 were JPY 167,590 million (U.S.$1,396,583 thousand) and JPY 53,370 million, respectively.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.	DETAILS OF SALES

Results for the second quarter

					Thousands of
	Millions of yen				U.S. dollars

	Three months	Three months			Three months
	ended	ended			ended
	June 30, 2003	June 30, 2002	Change(%)		June 30, 2003

	(Unaudited)	(Unaudited)			(Unaudited)
Sales by product
Business machines:
Office imaging products	¥278,302	¥265,733	+	4.7	$2,319,183
Computer peripherals	267,663	252,030	+	6.2	2,230,525
Business information products	30,518	36,561	-	16.5	254,317

	576,483	554,324	+	4.0	4,804,025
Cameras	166,257	125,681	+	32.3	1,385,475
Optical and other products	61,287	53,387	+	14.8	510,725

Total	¥804,027	¥733,392	+	9.6	$6,700,225

					Thousands of
	Millions of yen				U.S. dollars

	Three months	Three months			Three months
	ended	ended			ended
	June 30, 2003	June 30, 2002	Change(%)		June 30, 2003

	(Unaudited)	(Unaudited)			(Unaudited)
Sales by region
Japan	¥197,941	¥182,750	+	8.3	$1,649,508
Overseas:
Americas	268,268	245,711	+	9.2	2,235,567
Europe	248,108	217,865	+	13.9	2,067,567
Other areas	89,710	87,066	+	3.0	747,583

	606,086	550,642	+	10.1	5,050,717

Total	¥804,027	¥733,392	+	9.6	$6,700,225

Results for the first half

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen

	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
	June 30, 2003	June 30, 2002	Change(%)		June 30, 2003	2002

	(Unaudited)	(Unaudited)			(Unaudited)	(Audited)
Sales by product
Business machines:
Office imaging products	¥532,623	¥516,952	+	3.0	$4,438,525	¥1,023,131
Computer peripherals	531,262	476,288	+	11.5	4,427,183	1,055,956
Business information products	64,073	78,443	-	18.3	533,942	147,108

	1,127,958	1,071,683	+	5.3	9,399,650	2,226,195
Cameras	283,801	211,392	+	34.3	2,365,009	485,778
Optical and other products	123,829	101,408	+	22.1	1,031,908	228,155

Total	¥1,535,588	¥1,384,483	+	10.9	$12,796,567	¥2,940,128

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen

	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
	June 30, 2003	June 30, 2002	Change(%)		June 30, 2003	2002

	(Unaudited)	(Unaudited)			(Unaudited)	(Audited)
Sales by region
Japan	¥383,919	¥361,138	+	6.3	$3,199,325	¥732,551
Overseas:
Americas	511,088	462,772	+	10.4	4,259,067	1,010,166
Europe	464,519	406,617	+	14.2	3,870,992	857,167
Other areas	176,062	153,956	+	14.4	1,467,183	340,244

	1,151,669	1,023,345	+	12.5	9,597,242	2,207,577

Total	¥1,535,588	¥1,384,483	+	10.9	$12,796,567	¥2,940,128

Notes:	Effective 1st quarter of fiscal 2003, Canon has revised the product categories contained within the Business machines segment. The new categories are: “Office imaging products,” “Computer peripherals,” and “Business information products.” Accordingly, previous-year sales for each category have been restated in accordance with the changes.

	1.	The primary products included in each of the product segments are as follows:
Business machines:
Office imaging products: Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals: Laser beam printers / Inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
Business information products: Computer information systems / Micrographic equipment / Personal information products / etc.
Cameras: SLR cameras / Compact cameras / Digital cameras / Video camcorders / etc.
Optical and other products: Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.
	2.	The countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands / Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.	SEGMENT INFORMATION BY PRODUCT

Result for the second quarter

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
	June 30, 2003	June 30, 2002	Change(%)	June 30, 2003

	(Unaudited)	(Unaudited)		(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥576,483	¥554,324	+4.0	$4,804,025
Intersegment	—	—	—	—

Total	576,483	554,324	+4.0	4,804,025

Operating cost and expenses	462,432	459,044	+0.7	3,853,600

Operating profit	114,051	95,280	+19.7	950,425

Cameras
Net sales:
Unaffiliated customers	¥166,257	¥125,681	+32.3	$1,385,475
Intersegment	—	—	—	—

Total	166,257	125,681	+32.3	1,385,475

Operating cost and expenses	138,131	108,322	+27.5	1,151,092

Operating profit	28,126	17,359	+62.0	234,383

Optical and other products
Net sales:
Unaffiliated customers	¥61,287	¥53,387	+14.8	$510,725
Intersegment	39,327	34,485	+14.0	327,725

Total	100,614	87,872	+14.5	838,450

Operating cost and expenses	103,581	91,908	+12.7	863,175

Operating profit	(2,967)	(4,036)	—	(24,725)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(39,327)	(34,485)	—	(327,725)

Total	(39,327)	(34,485)	—	(327,725)

Operating cost and expenses	1,316	(1,359)	—	10,966

Operating profit	(40,643)	(33,126)	—	(338,691)

Consolidated
Net sales:
Unaffiliated customers	¥804,027	¥733,392	+9.6	$6,700,225
Intersegment	—	—	—	—

Total	804,027	733,392	+9.6	6,700,225

Operating cost and expenses	705,460	657,915	+7.2	5,878,833

Operating profit	98,567	75,477	+30.6	821,392

Note:	General corporate expenses of JPY 40,652 million (U.S.$338,767 thousand) and JPY 33,143 million in the three months ended June 30, 2003 and 2002, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Result for the first half

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen

	Six months	Six months		Six months	Year ended
	ended	ended		ended	December 31,
	June 30, 2003	June 30, 2002	Change(%)	June 30, 2003	2002

	(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
Business machines
Net sales:
Unaffiliated customers	¥1,127,958	¥1,071,683	+5.3	$9,399,650	¥2,226,195
Intersegment	—	—	—	—	—

Total	1,127,958	1,071,683	+5.3	9,399,650	2,226,195

Operating cost and expenses	890,537	893,832	-0.4	7,421,142	1,815,179

Operating profit	237,421	177,851	+33.5	1,978,508	411,016

Cameras
Net sales:
Unaffiliated customers	¥283,801	¥211,392	+34.3	$2,365,008	¥485,778
Intersegment	—	—	—	—	—

Total	283,801	211,392	+34.3	2,365,008	485,778

Operating cost and expenses	234,007	183,337	+27.6	1,950,058	415,488

Operating profit	49,794	28,055	+77.5	414,950	70,290

Optical and other products
Net sales:
Unaffiliated customers	¥123,829	¥101,408	+22.1	$1,031,909	¥228,155
Intersegment	74,037	63,259	+17.0	616,975	139,608

Total	197,866	164,667	+20.2	1,648,884	367,763

Operating cost and expenses	199,019	173,158	+14.9	1,658,492	379,415

Operating profit	(1,153)	(8,491)	—	(9,608)	(11,652)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—	$—	¥—
Intersegment	(74,037)	(63,259)	—	(616,975)	(139,608)

Total	(74,037)	(63,259)	—	(616,975)	(139,608)

Operating cost and expenses	(3,949)	(5,872)	—	(32,908)	(16,313)

Operating profit	(70,088)	(57,387)	—	(584,067)	(123,295)

Consolidated
Net sales:
Unaffiliated customers	¥1,535,588	¥1,384,483	+10.9	$12,796,567	¥2,940,128
Intersegment	—	—	—	—	—

Total	1,535,588	1,384,483	+10.9	12,796,567	2,940,128

Operating cost and expenses	1,319,614	1,244,455	+6.0	10,996,784	2,593,769

Operating profit	215,974	140,028	+54.2	1,799,783	346,359

Note:	General corporate expenses of JPY 70,108 million (U.S.$584,233 thousand) and JPY 57,366 million in the six months ended June 30, 2003 and 2002, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.	SEGMENT INFORMATION BY GEOGRAPHIC AREA

Result for the first half

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen

	Six months	Six months		Six months	Year ended
	ended	ended		ended	December 31,
	June 30, 2003	June 30, 2002	Change(%)	June 30, 2003	2002

	(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
Japan
Net sales:
Unaffiliated customers	¥413,551	¥383,068	+8.0	$3,446,258	¥789,066
Intersegment	779,689	666,437	+17.0	6,497,409	1,475,091

Total	1,193,240	1,049,505	+13.7	9,943,667	2,264,157

Operating cost and expenses	951,009	880,659	+8.0	7,925,075	1,867,817

Operating profit	242,231	168,846	+43.5	2,018,592	396,340

Americas
Net sales:
Unaffiliated customers	¥511,603	¥461,538	+10.8	$4,263,358	¥1,007,572
Intersegment	4,210	6,127	-31.3	35,084	9,791

Total	515,813	467,665	+10.3	4,298,442	1,017,363

Operating cost and expenses	485,557	447,457	+8.5	4,046,309	969,542

Operating profit	30,256	20,208	+49.7	252,133	47,821

Europe
Net sales:
Unaffiliated customers	¥463,973	¥403,829	+14.9	$3,866,442	¥852,931
Intersegment	1,497	2,464	-39.2	12,475	4,639

Total	465,470	406,293	+14.6	3,878,917	857,570

Operating cost and expenses	451,126	399,036	+13.1	3,759,384	836,341

Operating profit	14,344	7,257	+97.7	119,533	21,229

Others
Net sales:
Unaffiliated customers	¥146,461	¥136,048	+7.7	$1,220,509	¥290,559
Intersegment	221,145	193,561	+14.3	1,842,874	426,914

Total	367,606	329,609	+11.5	3,063,383	717,473

Operating cost and expenses	358,877	322,431	+11.3	2,990,641	699,420

Operating profit	8,729	7,178	+21.6	72,742	18,053

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—	$—	¥—
Intersegment	(1,006,541)	(868,589)	—	(8,387,842)	(1,916,435)

Total	(1,006,541)	(868,589)	—	(8,387,842)	(1,916,435)

Operating cost and expenses	(926,955)	(805,128)	—	(7,724,625)	(1,779,351)

Operating profit	(79,586)	(63,461)	—	(663,217)	(137,084)

Consolidated
Net sales:
Unaffiliated customers	¥1,535,588	¥1,384,483	+10.9	$12,796,567	¥2,940,128
Intersegment	—	—	—	—	—

Total	1,535,588	1,384,483	+10.9	12,796,567	2,940,128

Operating cost and expenses	1,319,614	1,244,455	+6.0	10,996,784	2,593,769

Operating profit	215,974	140,028	+54.2	1,799,783	346,359

Note:	General corporate expenses of JPY 70,108 million (U.S.$584,233 thousand) and JPY 57,366 million for the six months ended June 30, 2003 and 2002, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.	CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen

	As of	As of		As of	As of
	June 30, 2003	Dec. 31, 2002	Change	June 30, 2003	June 30, 2002

	(Unaudited)	(Audited)		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥591,130	¥521,271	¥69,859	$4,926,083	¥445,206
Marketable securities	1,414	7,255	(5,841)	11,783	7,258
Trade receivables, less allowance	497,195	498,587	(1,392)	4,143,292	434,733
Inventories	475,914	432,251	43,663	3,965,950	427,383
Prepaid expenses and other current assets	266,505	245,610	20,895	2,220,875	226,140

Total current assets	1,832,158	1,704,974	127,184	15,267,983	1,540,720
Noncurrent receivables	17,089	20,568	(3,479)	142,408	20,392
Investments	66,117	64,037	2,080	550,975	67,348
Net property, plant and equipment	855,176	830,304	24,872	7,126,467	830,378
Other assets	349,548	322,823	26,725	2,912,900	305,671

Total assets	¥3,120,088	¥2,942,706	¥177,382	$26,000,733	¥2,764,509

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans	¥59,428	¥66,754	¥(7,326)	$495,233	¥103,847
Trade payables	419,687	408,464	11,223	3,497,392	382,484
Income taxes	76,153	80,169	(4,016)	634,608	41,371
Accrued expenses	173,417	154,621	18,796	1,445,142	141,935
Other current liabilities	99,310	91,832	7,478	827,583	77,257

Total current liabilities	827,995	801,840	26,155	6,899,958	746,894
Long-term debt, excluding current installments	86,188	81,349	4,839	718,233	87,136
Accrued pension and severance cost	271,805	285,129	(13,324)	2,265,042	251,341
Other noncurrent liabilities	30,735	26,193	4,542	256,125	19,729

Total liabilities	1,216,723	1,194,511	22,212	10,139,358	1,105,100

Minority interests	158,348	156,245	2,103	1,319,567	159,415
Stockholders’ equity:
Common stock	167,883	167,242	641	1,399,025	165,651
Additional paid-in capital	394,846	394,088	758	3,290,383	393,871
Retained earnings	1,315,655	1,203,248	112,407	10,963,792	1,096,678
Accumulated other comprehensive income (loss)	(126,644)	(166,467)	39,823	(1,055,367)	(155,003)
Treasury stock	(6,723)	(6,161)	(562)	(56,025)	(1,203)

Total stockholders’ equity	1,745,017	1,591,950	153,067	14,541,808	1,499,994

Total liabilities and stockholders’ equity	¥3,120,088	¥2,942,706	¥177,382	$26,000,733	¥2,764,509

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen

	As of	As of		As of	As of
	June 30, 2003	Dec. 31, 2002		June 30, 2003	June 30, 2002

	(Unaudited)	(Audited)		(Unaudited)	(Unaudited)

Allowance for doubtful receivables	¥15,113	¥12,031		$125,942	¥11,602
Accumulated depreciation	1,104,216	1,077,694		9,201,800	1,048,952
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(44,574)	(68,524)		(371,450)	(76,006)
Net unrealized gains (losses) on securities	54	(1,168)		450	7
Minimum pension liability adjustments	(80,047)	(96,441)		(667,059)	(80,324)
Net gains (losses) on derivative financial instruments	(2,077)	(334)		(17,308)	1,320

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen		Thousands of	Millions of yen
			U.S. dollars

	Six months	Six months	Six months	Year ended
	ended	ended	ended	December 31,
	June 30, 2003	June 30, 2002	June 30, 2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Balance at beginning of period	¥1,203,248	¥1,036,178	$10,027,067	¥1,036,178
Net income	127,767	73,205	1,064,725	190,737
Cash dividends	(15,360)	(12,705)	(128,000)	(23,663)
Other	—	—	—	(4)

Balance at end of period	¥1,315,655	¥1,096,678	$10,963,792	¥1,203,248

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of	Millions of yen
			U.S. dollars

	Six months	Six months	Six months	Year ended
	ended	ended	ended	December 31,
	June 30, 2003	June 30, 2002	June 30, 2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Net income	¥127,767	¥73,205	$1,064,725	¥190,737
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	85,094	71,945	709,117	165,260
Loss on disposal of property, plant and equipment	7,041	6,609	58,675	13,137
Deferred income taxes	555	938	4,625	(1,788)
Decrease (increase) in trade receivables	22,753	8,357	189,608	(47,077)
Decrease (increase) in inventories	(28,274)	11,237	(235,617)	14,029
Increase in trade payables	7,794	38,323	64,950	64,040
Increase (decrease) in income taxes	(4,534)	(23,583)	(37,783)	14,935
Increase in accrued expenses	8,632	2,794	71,933	12,901
Other, net	1,472	13,092	12,267	22,776

Net cash provided by operating activities	228,300	202,917	1,902,500	448,950
Cash flows from investing activities:
Capital expenditure	(109,793)	(104,906)	(914,942)	(198,702)
Proceeds from sale of property, plant and equipment	6,025	7,436	50,208	11,971
Payment for purchase of marketable securities	(573)	(3,196)	(4,775)	(2,751)
Proceeds from sale of marketable securities	6,655	959	55,458	1,099
Payment for purchase of investments	(20,270)	(22,379)	(168,916)	(30,331)
Other	6,628	(8,580)	55,234	(11,506)

Net cash used in investing activities	(111,328)	(130,666)	(927,733)	(230,220)
Cash flows from financing activities:
Proceeds from long-term debt	1,154	3,197	9,617	10,609
Repayment of long-term debt	(11,168)	(10,877)	(93,067)	(60,690)
Decrease in short-term loans	(19,959)	(97,148)	(166,325)	(101,125)
Dividends paid	(15,360)	(12,705)	(128,000)	(23,663)
Other	(1,355)	(2,400)	(11,292)	(8,845)

Net cash used in financing activities	(46,688)	(119,933)	(389,067)	(183,714)
Effect of exchange rate changes on cash and cash equivalents	(425)	(13,346)	(3,542)	(19,979)

Net change in cash and cash equivalents	69,859	(61,028)	582,158	15,037
Cash and cash equivalents at beginning of period	521,271	506,234	4,343,925	506,234

Cash and cash equivalents at end of period	¥591,130	¥445,206	$4,926,083	¥521,271

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	CHANGES IN GROUP OF ENTITIES

Subsidiaries

Addition:	Fukushima Canon Inc. and 10 other companies

Removal:	Copyer Co., Ltd and 3 other companies

Notes:	1. Fukushima Canon Inc. was established as a wholly owned subsidiary in April 2003 through the spin-off of Fukushima Plant.

2. Copyer Co., Ltd have merged with Canon Aptex Inc. and became as Canon Finetech Inc. on January 1, 2003.

Affiliates (Carried at Equity Basis)

Addition:	1 company

Removal:	None

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

1.	Marketable Securities and Investments

Canon’s consolidated financial statements are based on Statement of Financial Accounting Standards No.115 (SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities.” Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale or held-to-maturity. Canon’s marketable securities and investments consist of available-for-sale securities. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

2.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

3.	Depreciation

Depreciation is calculated principally by the declining-balance method over the estimated useful lives of assets.

4.	Employee Retirement and Severance Benefits

Canon has been adopting Statement of Financial Accounting Standards No.87, “Employer’s Accounting for Pensions.”

5.	New Accounting Standards

In March 2003, the Emerging Issue Task Force (“EITF”) reached a final consensus on EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” Canon adopted EITF 02-16 on January 1, 2003. The adoption of EITF 02-16 did not have a material effect on Canon’s consolidated financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities.“Canon adopted the provisions of SFAS 146 on January 1, 2003.The adoption of SFAS 146 did not have a material effect on Canon’s consolidated financial position and results of operations.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9.	MARKETABLE SECURITIES AND DERIVATIVE CONTRACTS

(1)	MARKET VALUE ON MARKETABLE SECURITIES

	Millions of yen

	As of June 30, 2003			As of December 31, 2002

	Acquisition	Estimated	Unrealized	Acquisition	Estimated	Unrealized
	Cost	Fair Value	Gains/Losses	Cost	Fair Value	Gains/Losses

Marketable securities:
Governmental bond securities	¥65	¥63	¥(2)	¥59	¥61	¥2
Corporate debt securities	57	98	41	5,698	5,728	30
Bank debt securities	91	91	—	91	91	—
Fund trust	5	10	5	220	310	90
Equity securities	1,098	1,152	54	1,194	1,065	(129)

	¥1,316	¥1,414	¥98	¥7,262	¥7,255	¥(7)

Investment securities:
Governmental bond securities	¥241	¥249	¥8	¥220	¥227	¥7
Corporate debt securities	5,150	5,210	60	5,149	5,173	24
Bank debt securities	—	—	—	150	150	—
Fund trust	2,087	2,317	230	2,302	2,109	(193)
Equity securities	4,674	8,187	3,513	5,263	7,011	1,748

	¥12,152	¥15,963	¥3,811	¥13,084	¥14,670	¥1,586

	Thousands of U.S. dollars
	As of June 30, 2003

	Acquisition	Estimated	Unrealized
	Cost	Fair Value	Gains/Losses

Marketable securities:
Governmental bond securities	$542	$525	$(17)
Corporate debt securities	475	817	342
Bank debt securities	758	758	—
Fund trust	42	83	41
Equity securities	9,150	9,600	450

	$10,967	$11,783	$816

Investment securities:
Governmental bond securities	$2,008	$2,075	$67
Corporate debt securities	42,917	43,417	500
Bank debt securities	—	—	—
Fund trust	17,392	19,308	1,916
Equity securities	38,950	68,225	29,275

	$101,267	$133,025	$31,758

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)	DERIVATIVE CONTRACTS

	Millions of yen				Thousands of U.S. dollars

	As of June 30, 2003		As of December 31, 2002		As of June 30, 2003

	Contract	Estimated	Contract	Estimated	Contract	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

Trade receivables and anticipated sales transactions:
To sell foreign currencies	¥437,870	¥(4,274)	¥422,796	¥1,490	$3,648,917	$(35,617)
To buy foreign currencies	7,525	(337)	6,652	(391)	62,708	(2,808)
Long-term debt (including due within a year):
Interest rate swaps:
Receive-fixed	¥—	¥—	¥180	¥1	$—	$—
Pay-fixed	73,958	(1,270)	57,270	(1,149)	616,317	(10,583)

CANON INC.	NON-CONSOLIDATED

1.	NON-CONSOLIDATED STATEMENTS OF INCOME

(Parent company only)

	Millions of yen				Millions of yen

	Six months	Six months			Year ended
	ended	ended			December 31,
	June 30, 2003	June 30, 2002	Change (%)		2002

Net sales	¥946,551	¥808,357	+	17.1	¥1,789,005
Cost of sales	569,687	525,023			1,149,326

Gross profit	376,864	283,333	+	33.0	639,679
Selling, general and administrative expenses	222,473	193,482			402,485

Operating profit	154,391	89,851	+	71.8	237,193
Other income (deductions):
Interest and dividend income	3,943	8,612			10,543
Interest expense	(133)	(152)			(282)
Other, net	6,092	(4,612)			(6,470)

	9,902	3,847			3,789

Ordinary profit	164,293	93,698	+	75.3	240,982
Non-ordinary loss, net	(43,826)	3,146			8,693

Income before income taxes	208,119	90,551			232,289
Income taxes	79,344	32,073			88,105

Net income	¥128,775	¥58,478	+	120.2	¥144,184

Earnings per share:	Yen				Yen

Basic	¥146.69	¥66.71			¥164.46

2.	DETAILS OF SALES

(Parent company only)

Sales by product

	Millions of yen				Millions of yen

	Six months	Six months			Year ended
	ended	ended			December 31,
	June 30, 2003	June 30, 2002	Change (%)		2002

Business machines:
Office Imaging Products	¥235,822	¥228,877	+	+3.0	¥455,888
Computer peripherals	448,343	396,205	+	13.2	882,792

	684,165	625,082	+	9.5	1,338,680
Cameras	208,302	146,805	+	41.9	346,433
Optical and other products	54,084	36,468	+	48.3	103,890

Total	¥946,551	¥808,357	+	17.1	¥1,789,005

Sales by region

	Millions of yen				Millions of yen

	Six months	Six months			Year ended
	ended	ended			December 31,
	June 30, 2003	June 30, 2002	Change (%)		2002

Japan	¥152,156	¥138,927	+	9.5	¥298,905
Overseas:
Americas	349,248	299,151	+	16.7	686,119
Europe	318,335	268,421	+	18.6	562,156
Other areas	126,812	101,856	+	24.5	241,822

	794,395	669,429	+	18.7	1,490,099

Total	¥946,551	¥808,357	+	17.1	¥1,789,005

CANON INC.

NON-CONSOLIDATED

3.	NON-CONSOLIDATED BALANCE SHEETS

(Parent company only)

	Millions of yen

	As of	As of		As of
	June 30, 2003	Dec. 31, 2002	Change	June 30, 2002

ASSETS
Current assets:
Cash	¥155,571	¥64,262	¥91,309	¥70,017
Trade receivables	543,242	577,372	(34,130)	465,620
Marketable securities	99	474	(375)	395
Inventories	200,110	176,305	23,805	169,882
Prepaid expenses and other current assets	138,349	144,653	(6,304)	142,617
Allowance for doubtful accounts	(10,053)	(10,986)	933	(10,176)

Total current assets	1,027,318	952,082	75,236	838,357

Fixed assets:
Net property, plant and equipment	451,556	440,501	11,055	445,861
Intangibles	22,940	27,668	(4,728)	33,060
Investments and other fixed assets	421,551	427,937	(6,386)	422,628
Allowance for doubtful accounts	(43)	(52)	9	(16)

Total fixed assets	896,004	896,054	(50)	901,534

Total assets	¥1,923,322	¥1,848,136	¥75,186	¥1,739,891

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	¥265,182	¥279,901	¥(14,719)	¥271,186
Short-term loans	57,652	53,772	3,880	63,173
Income taxes	58,280	62,629	(4,349)	30,922
Other current liabilities	74,587	44,803	29,784	40,586

Total current liabilities	455,701	441,106	14,595	405,869

Long-term debt, excluding current installments	13,751	15,032	(1,281)	18,219
Accrued pension and severance cost	104,105	156,687	(52,582)	152,419

Total liabilities	573,557	612,827	(39,270)	576,507

Stockholders’ equity:
Common stock	167,883	167,242	641	165,651
Additional paid-in capital	299,419	298,778	641	297,189
Retained earnings	887,562	774,287	113,275	699,541
Net unrealized gains on securities	1,624	1,162	462	2,205
Treasury stock	(6,723)	(6,162)	(561)	(1,203)

Total stockholders’ equity	1,349,765	1,235,309	114,456	1,163,384

Total liabilities and stockholders’ equity	¥1,923,322	¥1,848,136	¥75,186	¥1,739,891

	Millions of yen			Millions of yen

	As of	As of		As of
	June 30, 2003	Dec. 31, 2002		June 30, 2002

Accumulated depreciation	¥580,732	¥575,256		¥567,337

CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2003

SUPPLEMENTARY REPORT

PAGE

1.	SALES BY REGION AND PRODUCT	S1-2
2.	SEGMENT INFORMATION BY PRODUCT	S3
3.	OTHER INCOME / DEDUCTIONS	S4
4.	SALES COMPOSITION BY PRODUCT	S5
5.	SALES GROWTH IN LOCAL CURRENCY	S5
6.	P&L SUMMARY (3rd Quarter 2003/Projection)	S6
7.	PROFITABILITY	S6
8.	IMPACT OF FOREIGN EXCHANGE RATES	S6
9.	CASH FLOWS	S6
10.	R&D EXPENDITURE	S7
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S7
12.	INVENTORIES	S7
13.	DEBT RATIO	S7
14.	OVERSEAS PRODUCTION RATIO	S7
15.	NUMBER OF EMPLOYEES	S7

This report contains forward-looking statements which reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements.
Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

Canon Inc.

1.	SALES BY REGION AND PRODUCT

	(Millions of yen)
	2003					2002

	2nd quarter	1st half	3rd quarter	2nd half	Year	2nd quarter	1st half	3rd quarter	2nd half	Year

			(P)	(P)	(P)
Japan
Business machines	145,331	283,912	131,000	290,988	574,900	135,228	273,194	123,246	277,035	550,229

Office imaging products	76,837	151,010	74,300	152,090	303,100	66,693	132,799	62,032	129,253	262,052
Computer peripherals	43,875	81,171	32,900	88,929	170,100	38,979	76,661	33,220	92,952	169,613
Business information products	24,619	51,731	23,800	49,969	101,700	29,556	63,734	27,994	54,830	118,564

Cameras	25,208	46,782	24,700	55,518	102,300	24,643	43,269	22,619	49,312	92,581
Optical and other products	27,402	53,225	35,500	70,475	123,700	22,879	44,675	23,306	45,066	89,741

Total	197,941	383,919	191,200	416,981	800,900	182,750	361,138	169,171	371,413	732,551

Overseas
Business machines	431,152	844,046	421,700	879,754	1,723,800	419,096	798,489	397,837	877,477	1,675,966

Office imaging products	201,465	381,613	188,400	396,287	777,900	199,040	384,153	172,900	376,926	761,079
Computer peripherals	223,788	450,091	226,600	468,909	919,000	213,051	399,627	218,385	486,716	886,343
Business information products	5,899	12,342	6,700	14,558	26,900	7,005	14,709	6,552	13,835	28,544

Cameras	141,049	237,019	114,600	276,181	513,200	101,038	168,123	93,263	225,074	393,197
Optical and other products	33,885	70,604	28,500	71,496	142,100	30,508	56,733	33,711	81,681	138,414

Total	606,086	1,151,669	564,800	1,227,431	2,379,100	550,642	1,023,345	524,811	1,184,232	2,207,577

Americas
Business machines	198,038	390,692	189,400	384,208	774,900	193,342	372,610	194,850	424,888	797,498

Office imaging products	95,541	183,685	91,600	184,615	368,300	99,037	190,947	91,115	187,857	378,804
Computer peripherals	99,306	200,163	94,100	191,637	391,800	90,737	173,980	100,142	229,611	403,591
Business information products	3,191	6,844	3,700	7,956	14,800	3,568	7,683	3,593	7,420	15,103

Cameras	63,545	105,130	53,500	130,970	236,100	45,938	75,309	42,588	105,145	180,454
Optical and other products	6,685	15,266	6,500	14,034	29,300	6,431	14,853	7,884	17,361	32,214

Total	268,268	511,088	249,400	529,212	1,040,300	245,711	462,772	245,322	547,394	1,010,166

Europe
Business machines	179,676	353,067	179,000	388,333	741,400	170,425	325,728	153,453	351,157	676,885

Office imaging products	87,350	164,195	78,700	176,005	340,200	82,116	158,980	66,039	156,364	315,344
Computer peripherals	90,352	184,734	98,000	207,166	391,900	85,787	161,302	85,193	189,787	351,089
Business information products	1,974	4,138	2,300	5,162	9,300	2,522	5,446	2,221	5,006	10,452

Cameras	60,342	99,084	43,600	108,016	207,100	40,993	68,475	35,320	87,769	156,244
Optical and other products	8,090	12,368	5,000	15,132	27,500	6,447	12,414	3,489	11,624	24,038

Total	248,108	464,519	227,600	511,481	976,000	217,865	406,617	192,262	450,550	857,167

Other areas
Business machines	53,438	100,287	53,300	107,213	207,500	55,329	100,151	49,534	101,432	201,583

Office imaging products	18,574	33,733	18,100	35,667	69,400	17,887	34,226	15,746	32,705	66,931
Computer peripherals	34,130	65,194	34,500	70,106	135,300	36,527	64,345	33,050	67,318	131,663
Business information products	734	1,360	700	1,440	2,800	915	1,580	738	1,409	2,989

Cameras	17,162	32,805	17,500	37,195	70,000	14,107	24,339	15,355	32,160	56,499
Optical and other products	19,110	42,970	17,000	42,330	85,300	17,630	29,466	22,338	52,696	82,162

Total	89,710	176,062	87,800	186,738	362,800	87,066	153,956	87,227	186,288	340,244

Total
Business machines	576,483	1,127,958	552,700	1,170,742	2,298,700	554,324	1,071,683	521,083	1,154,512	2,226,195

Office imaging products	278,302	532,623	262,700	548,377	1,081,000	265,733	516,952	234,932	506,179	1,023,131
Computer peripherals	267,663	531,262	259,500	557,838	1,089,100	252,030	476,288	251,605	579,668	1,055,956
Business information products	30,518	64,073	30,500	64,527	128,600	36,561	78,443	34,546	68,665	147,108

Cameras	166,257	283,801	139,300	331,699	615,500	125,681	211,392	115,882	274,386	485,778
Optical and other products	61,287	123,829	64,000	141,971	265,800	53,387	101,408	57,017	126,747	228,155

Total	804,027	1,535,588	756,000	1,644,412	3,180,000	733,392	1,384,483	693,982	1,555,645	2,940,128

(P)=Projection

Note)

From the 1st quarter of 2003, facsimiles which included personal digital MFPs etc. based on electrophotography technology were reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology were moved to Inkjet Printers in Computer Peripherals. In connection with this adjustment, Business Systems were renamed Business Information Products.
Values for the previous year are restated to conform to the reclassification.

-S1-

1.	SALES BY REGION AND PRODUCT (Continued)	Canon Inc.

	Change year over year

	2nd quarter	1st half	3rd quarter	2nd half	Year

Japan
Business machines	+7.5%	+3.9%	+6.3%	+5.0%	+4.5%

Office imaging products	+15.2%	+13.7%	+19.8%	+17.7%	+15.7%
Computer peripherals	+12.6%	+5.9%	-1.0%	-4.3%	+0.3%
Business information products	-16.7%	-18.8%	-15.0%	-8.9%	-14.2%

Cameras	+2.3%	+8.1%	+9.2%	+12.6%	+10.5%
Optical and other products	+19.8%	+19.1%	+52.3%	+56.4%	+37.8%

Total	+8.3%	+6.3%	+13.0%	+12.3%	+9.3%

Overseas
Business machines	+2.9%	+5.7%	+6.0%	+0.3%	+2.9%

Office imaging products	+1.2%	-0.7%	+9.0%	+5.1%	+2.2%
Computer peripherals	+5.0%	+12.6%	+3.8%	-3.7%	+3.7%
Business information products	-15.8%	-16.1%	+2.3%	+5.2%	-5.8%

Cameras	+39.6%	+41.0%	+22.9%	+22.7%	+30.5%
Optical and other products	+11.1%	+24.4%	-15.5%	-12.5%	+2.7%

Total	+10.1%	+12.5%	+7.6%	+3.6%	+7.8%

Americas
Business machines	+2.4%	+4.9%	-2.8%	-9.6%	-2.8%

Office imaging products	-3.5%	-3.8%	+0.5%	-1.7%	-2.8%
Computer peripherals	+9.4%	+15.0%	-6.0%	-16.5%	-2.9%
Business information products	-10.6%	-10.9%	+3.0%	+7.2%	-2.0%

Cameras	+38.3%	+39.6%	+25.6%	+24.6%	+30.8%
Optical and other products	+3.9%	+2.8%	-17.6%	-19.2%	-9.0%

Total	+9.2%	+10.4%	+1.7%	-3.3%	+3.0%

Europe
Business machines	+5.4%	+8.4%	+16.6%	+10.6%	+9.5%

Office imaging products	+6.4%	+3.3%	+19.2%	+12.6%	+7.9%
Computer peripherals	+5.3%	+14.5%	+15.0%	+9.2%	+11.6%
Business information products	-21.7%	-24.0%	+3.6%	+3.1%	-11.0%

Cameras	+47.2%	+44.7%	+23.4%	+23.1%	+32.5%
Optical and other products	+25.5%	-0.4%	+43.3%	+30.2%	+14.4%

Total	+13.9%	+14.2%	+18.4%	+13.5%	+13.9%

Other areas
Business machines	-3.4%	+0.1%	+7.6%	+5.7%	+2.9%

Office imaging products	+3.8%	-1.4%	+14.9%	+9.1%	+3.7%
Computer peripherals	-6.6%	+1.3%	+4.4%	+4.1%	+2.8%
Business information products	-19.8%	-13.9%	-5.1%	+2.2%	-6.3%

Cameras	+21.7%	+34.8%	+14.0%	+15.7%	+23.9%
Optical and other products	+8.4%	+45.8%	-23.9%	-19.7%	+3.8%

Total	+3.0%	+14.4%	+0.7%	+0.2%	+6.6%

Total
Business machines	+4.0%	+5.3%	+6.1%	+1.4%	+3.3%

Office imaging products	+4.7%	+3.0%	+11.8%	+8.3%	+5.7%
Computer peripherals	+6.2%	+11.5%	+3.1%	-3.8%	+3.1%
Business information products	-16.5%	-18.3%	-11.7%	-6.0%	-12.6%

Cameras	+32.3%	+34.3%	+20.2%	+20.9%	+26.7%
Optical and other products	+14.8%	+22.1%	+12.2%	+12.0%	+16.5%

Total	+9.6%	+10.9%	+8.9%	+5.7%	+8.2%

(Note)

From the 1st quarter of 2003, facsimiles which included personal digital MFPs etc. based on electrophotography technology were reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology were moved to Inkjet Printers in Computer Peripherals. In connection with this adjustment, Business Systems were renamed Business Information Products.
Values for the previous year are restated to conform to the reclassification.

- S2 -

2.	SEGMENT INFORMATION BY PRODUCT	Canon Inc.

	(Millions of yen)

	2003					2002

	2nd quarter	1st half	3rd quarter	2nd half	Year	2nd quarter	1st half	3rd quarter	2nd half	Year

			(P)	(P)	(P)
Business machines
Unaffiliated customers	576,483	1,127,958	552,700	1,170,742	2,298,700	554,324	1,071,683	521,083	1,154,512	2,226,195
Intersegment	—	—	—	—	—	—	—	—	—	—

Total sales	576,483	1,127,958	552,700	1,170,742	2,298,700	554,324	1,071,683	521,083	1,154,512	2,226,195

Operating profit	114,051	237,421	116,300	242,779	480,200	95,280	177,851	103,453	233,165	411,016
% of sales	19.8%	21.0%	21.0%	20.7%	20.9%	17.2%	16.6%	19.9%	20.2%	18.5%

Cameras
Unaffiliated customers	166,257	283,801	139,300	331,699	615,500	125,681	211,392	115,882	274,386	485,778
Intersegment	—	—	—	—	—	—	—	—	—	—

Total sales	166,257	283,801	139,300	331,699	615,500	125,681	211,392	115,882	274,386	485,778

Operating profit	28,126	49,794	25,500	59,006	108,800	17,359	28,055	20,168	42,235	70,290
% of sales	16.9%	17.5%	18.3%	17.8%	17.7%	13.8%	13.3%	17.4%	15.4%	14.5%

Optical and other products
Unaffiliated customers	61,287	123,829	64,000	141,971	265,800	53,387	101,408	57,017	126,747	228,155
Intersegment	39,327	74,037	37,000	75,563	149,600	34,485	63,259	39,101	76,349	139,608

Total sales	100,614	197,866	101,000	217,534	415,400	87,872	164,667	96,118	203,096	367,763

Operating profit	-2,967	-1,153	200	153	-1,000	-4,036	-8,491	-2,924	-3,161	-11,652
% of sales	-2.9%	-0.6%	0.2%	0.1%	-0.2%	-4.6%	-5.2%	-3.0%	-1.6%	-3.2%

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—	—
Intersegment	-39,327	-74,037	-37,000	-75,563	-149,600	-34,485	-63,259	-39,101	-76,349	-139,608

Total sales	-39,327	-74,037	-37,000	-75,563	-149,600	-34,485	-63,259	-39,101	-76,349	-139,608

Operating profit	-40,643	-70,088	-33,000	-73,912	-144,000	-33,126	-57,387	-27,967	-65,908	-123,295

Consolidated
Unaffiliated customers	804,027	1,535,588	756,000	1,644,412	3,180,000	733,392	1,384,483	693,982	1,555,645	2,940,128
Intersegment	—	—	—	—	—	—	—	—	—	—

Total sales	804,027	1,535,588	756,000	1,644,412	3,180,000	733,392	1,384,483	693,982	1,555,645	2,940,128

Operating profit	98,567	215,974	109,000	228,026	444,000	75,477	140,028	92,730	206,331	346,359
% of sales	12.3%	14.1%	14.4%	13.9%	14.0%	10.3%	10.1%	13.4%	13.3%	11.8%

(P)=Projection

2.	SEGMENT INFORMATION BY PRODUCT (Continued)

Change year over year

	2nd quarter	1st half	3rd quarter	2nd half	Year

Business machines
Unaffiliated customers	+4.0%	+5.3%	+6.1%	+1.4%	+3.3%
Intersegment	—	—	—	—	—

Total sales	+4.0%	+5.3%	+6.1%	+1.4%	+3.3%

Operating profit	+19.7%	+33.5%	+12.4%	+4.1%	+16.8%
% of sales	—	—	—	—	—

Cameras
Unaffiliated customers	+32.3%	+34.3%	+20.2%	+20.9%	+26.7%
Intersegment	—	—	—	—	—

Total sales	+32.3%	+34.3%	+20.2%	+20.9%	+26.7%

Operating profit	+62.0%	+77.5%	+26.4%	+39.7%	+54.8%
% of sales	—	—	—	—	—

Optical and other products
Unaffiliated customers	+14.8%	+22.1%	+12.2%	+12.0%	+16.5%
Intersegment	+14.0%	+17.0%	-5.4%	-1.0%	+7.2%

Total sales	+14.5%	+20.2%	+5.1%	+7.1%	+13.0%

Operating profit	—	—	—	—	—
% of sales	—	—	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—
Intersegment	—	—	—	—	—

Total sales	—	—	—	—	—

Operating profit	—	—	—	—	—

Consolidated
Unaffiliated customers	+9.6%	+10.9%	+8.9%	+5.7%	+8.2%
Intersegment	—	—	—	—	—

Total sales	+9.6%	+10.9%	+8.9%	+5.7%	+8.2%

Operating profit	+30.6%	+54.2%	+17.5%	+10.5%	+28.2%
% of sales	—	—	—	—	—

- S3 -

Canon Inc.

3.	OTHER INCOME / DEDUCTIONS

	(Millions of yen)

	2003					2002

	2nd quarter	1st half	3rd quarter	2nd half	Year	2nd quarter	1st half	3rd quarter	2nd half	Year

			(P)	(P)	(P)
Interest & dividend, net	1,030	1,980	1,100	1,920	3,900	550	1,252	789	1,158	2,410
Forex gain / loss	-1,087	-2,766	-3,800	-7,134	-9,900	-13,707	-18,173	3,044	-5,295	-23,468
Equity earnings / loss of affiliated companies	-712	-2,044	-700	-856	-2,900	-164	-1,800	-862	-1,721	-3,521
Others, net	509	2,362	1,400	2,538	4,900	3,022	5,888	2,675	2,349	8,237

Total	-260	-468	-2,000	-3,532	-4,000	-10,299	-12,833	5,646	-3,509	-16,342

(P)=Projection

3.	OTHER INCOME / DEDUCTIONS (Continued)

	(Millions of yen)

	Change year over year

	2nd quarter	1st half	3rd quarter	2nd half	Year

Interest & dividend, net	+480	+728	+311	+762	+1,490
Forex gain / loss	+12,620	+15,407	-6,844	-1,839	+13,568
Equity earnings / loss of affiliated companies	-548	-244	+162	+865	+621
Others, net	-2,513	-3,526	-1,275	+189	-3,337

Total	+10,039	+12,365	-7,646	-23	+12,342

-S4-

Canon Inc.

4.	SALES COMPOSITION BY PRODUCT

	2003					2002

	2nd quarter	1st half	3rd quarter	2nd half	Year	2nd quarter	1st half	3rd quarter	2nd half	Year

			(P)	(P)	(P)
Office imaging products
Copying machines	92%	92%	93%	93%	92%	92%	91%	92%	92%	92%
Monochrome	79%	80%	80%	81%	80%	82%	82%	82%	81%	82%
Color	21%	20%	20%	19%	20%	18%	18%	18%	19%	18%
Digital*	92%	93%	—	—	—	91%	90%	89%	90%	90%
Analog*	8%	7%	—	—	—	9%	10%	11%	10%	10%
Electrophotography based facsimiles, etc.	8%	8%	7%	7%	8%	8%	9%	8%	8%	8%
Computer peripherals
Laser beam printers	70%	71%	72%	69%	70%	69%	66%	72%	68%	68%
Inkjet printers	27%	26%	25%	28%	27%	28%	30%	25%	28%	29%
(includes inkjet MFPs) Others	3%	3%	3%	3%	3%	3%	4%	3%	4%	3%
Business information products
Personal computers	77%	78%	76%	75%	76%	80%	80%	80%	79%	79%
Others	23%	22%	24%	25%	24%	20%	20%	20%	21%	21%
Cameras
Film cameras / Lenses	21%	22%	14%	16%	19%	32%	34%	30%	29%	31%
Digital cameras	59%	59%	63%	63%	61%	45%	43%	44%	47%	45%
Video camcorders	20%	19%	23%	21%	20%	23%	23%	26%	24%	24%
Optical and other products
Semiconductor production equipment	44%	50%	46%	49%	49%	43%	43%	46%	51%	48%
Others	56%	50%	54%	51%	51%	57%	57%	54%	49%	52%

(P)=Projection

*	Among office-use monochrome copying machines (hardware only)

5.	SALES GROWTH IN LOCAL CURRENCY

2003
Change year over year

	2nd quarter	1st half	3rd quarter	2nd half	Year

			(P)	(P)	(P)
Business machines
Japan	+7.5%	+3.9%	+6.3%	+5.0%	+4.5%
Overseas	+2.6%	+7.7%	+2.6%	-1.4%	+3.0%

Total	+3.8%	+6.8%	+3.5%	+0.1%	+3.3%

Cameras
Japan	+2.3%	+8.1%	+9.2%	+12.6%	+10.5%
Overseas	+36.4%	+40.5%	+18.0%	+19.9%	+28.7%

Total	+29.7%	+33.9%	+16.3%	+18.6%	+25.3%

Optical and other products
Japan	+19.8%	+19.1%	+52.3%	+56.4%	+37.8%
Overseas	+10.3%	+26.3%	-16.9%	-13.2%	+3.0%

Total	+14.4%	+23.2%	+11.4%	+11.5%	+16.7%

Total
Japan	+8.3%	+6.3%	+13.0%	+12.3%	+9.3%
Overseas	+9.3%	+14.2%	+4.1%	+1.8%	+7.5%
Americas	+16.8%	+20.4%	+2.8%	-0.8%	+8.9%
Europe	+2.1%	+4.9%	+7.9%	+5.7%	+5.3%
Other areas	+6.0%	+19.7%	-0.7%	+0.3%	+9.1%

Total	+9.0%	+12.1%	+6.3%	+4.3%	+8.0%

(P)=Projection

(Note)

From the 1st quarter of 2003, facsimiles which included personal digital MFPs etc. based on electrophotography technology were reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology were moved to Inkjet Printers in Computer Peripherals. In connection with this adjustment, Business Systems were renamed Business Information Products.
Values for the previous year are restated to conform to the reclassification.

-S5-

Canon Inc.

6.	P&L SUMMARY (3rd Quarter 2003/Projection)

	(Millions of yen)

	2003	2002	Change
	3rd quarter(P)	3rd quarter	year over year

Net sales	756,000	693,982	+8.9%
Operating profit	109,000	92,730	+17.5%
Income before income taxes	107,000	98,376	+8.8%
Net income	65,000	57,464	+13.1%

(P)=Projection

7.	PROFITABILITY

	2003		2002

	1st half	Year(P)	1st half	Year

ROE	15.3%	15.2%	9.9%	12.5%
ROA	8.4%	8.5%	5.2%	6.6%

(P)=Projection

8.	IMPACT OF FOREIGN EXCHANGE RATES

(1)	Exchange rates

	(Yen)

	2003			2002

	1st half	2nd half(P)	Year(P)	1st half	Year

Yen/US$	118.70	118.00	118.34	129.31	124.73
Yen/Euro	131.46	132.00	131.74	116.35	118.39

(P)=Projection

(2)	Impact of foreign exchange rates on sales (Year over year)

	(Billions of yen)
	2003

	1st half	Year(P)

US$	-62.2	-80.7
Euro	+44.8	+82.3
Other currencies	+0.8	+3.3

Total	-16.6	+4.9

(P)=Projection

(3)	Impact of foreign exchange rates per yen

(Billions of yen)
2003
2nd half(P)

On sales
US$	6.1
Euro	3.2
On operating profit
US$	2.5
Euro	2.1

(P)=Projection

9.	CASH FLOWS

	(Millions of yen)

	2003		2002

	1st half	Year (P)	1st half	Year

Net cash provided by operating activities
Net income	127,767	263,000	73,205	190,737
Depreciation and amortization	85,094	177,000	71,945	165,260
Other, net	15,439	54,000	57,767	92,953

Total	228,300	494,000	202,917	448,950

Net cash used in investing activities	-111,328	-234,000	-130,666	-230,220
Free cash flow	116,972	260,000	72,251	218,730
Net cash provided by (used in) financing activities	-46,688	-94,000	-119,933	-183,714
Effect of exchange rate changes on cash & cash equivalents	-425	-4,371	-13,346	-19,979
Net change in cash and cash equivalents	69,859	161,629	-61,028	15,037
Cash and cash equivalents at end of each period	591,130	682,900	445,206	521,271

(P)=Projection

- S6 -

Canon Inc.

10.	R&D EXPENDITURE

	(Millions of yen)

	2003		2002

	1st half	Year (P)	1st half	Year

Business machines	58,456	—	55,434	110,290
Cameras	15,528	—	12,983	25,975
Optical and other products	51,748	—	42,158	97,404

Total	125,732	260,000	110,575	233,669

% of sales	8.2%	8.2%	8.0%	7.9%

(P)=Projection

11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

	(Millions of yen)

	2003		2002

	1st half	Year (P)	1st half	Year

Capital expenditure	109,793	230,000	104,906	198,702
Depreciation and amortization	85,094	177,000	71,945	165,260

(P)=Projection

12.	INVENTORIES

(1)	Inventories

	(Millions of yen)

	2003	2002

	Jun. 30	Dec. 31	Difference

Business machines	265,519	247,804	+17,715
Cameras	63,693	53,343	+10,350
Optical and other products	146,702	131,104	+15,598

Total	475,914	432,251	+43,663

(2)	Inventories/Sales*

	(Days)

	2003	2002

	Jun. 30	Dec. 31	Difference

Business machines	43	39	+4
Cameras	41	35	+6
Optical and other products	216	189	+27

Total	57	51	+6

* Index based on the previous six months sales.

13.	DEBT RATIO

	2003	2002

	Jun. 30	Dec. 31	Difference

Total debt / Total assets	4.7%	5.0%	-0.3%

14.	OVERSEAS PRODUCTION RATIO

	2003	2002

	1st half	Year

Overseas production ratio	41%	38%

15.	NUMBER OF EMPLOYEES

	2003	2002
	Jun. 30	Dec. 31	Difference

Japan	45,750	44,443	+1,307
Overseas	54,558	53,359	+1,199

Total	100,308	97,802	+2,506

- S7 -